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                              November 10, 2021

       Patrick Ford
       Chief Financial Officer
       NextGen Acquisition Corp. II
       2255 Glades Road, Suite 324A
       Boca Raton, FL 33431

                                                        Re: NextGen Acquisition
Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 29,
2021
                                                            File No. 333-259574

       Dear Mr. Ford:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2021 letter.

       Form S-4/A filed October 29, 2021

       Third-Party PIPE Investor Warrant, page 13

   1.                                                   We note your response
to comment 2. Please revise to clarify the commercial
                                                        arrangements entered
into with Boeing.
       Notes to Unaudited Pro Forma Condensed Combined Financial Information
       2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
       Adjustment (D), page 194

   2. We note your response to comment 17. To the extent that a portion of the $44 million in estimated transaction
costs refer to NextGen's expenses specifically related to the business combination, it appears
to us that such costs would not be offset against additional paid-in
 Patrick Ford
NextGen Acquisition Corp. II
November 10, 2021
Page 2
      capital, but rather reflected as an adjustment to accumulated deficit in the pro forma condensed combined balance sheet and reflected as a non-recurring adjustment to selling, general and administrative expenses in the pro forma statement of operations. Please revise your registration statement as appropriate.
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNamePatrick Ford
                                                          Division of
Corporation Finance
Comapany NameNextGen Acquisition Corp. II
                                                          Office of
Manufacturing
November 10, 2021 Page 2
cc:       David J. Goldschmidt
FirstName LastName